UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

FRANKLIN COVEY CO.

(Name of Issuer)

COMMON STOCK, Par Value $0.05 Per Share

(Title of Class of Securities)

353469109

(CUSIP Number)

Knowledge Capital Investment Group

Attn: Donald J. McNamara

3899 Maple Ave., Suite 300

Dallas, TX 75219

(214) 220-4910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 353469109

1	NAMES OF REPORTING PERSONS Knowledge Capital Investment Group
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 325,897
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 325,897
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,897
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.38% (1)
14	TYPE OF REPORTING PERSON
PN

(1)

This percentage is calculated based on a total of 13,697,748 Common Shares, as set forth in the Form 10-K filed by the Issuer on November 14, 2019, adjusted to give effect to the share repurchase described in Item 4.

CUSIP No. 353469109

EXPLANATORY NOTE

This Amendment No. 15 amends the Schedule 13D initially filed by Knowledge Capital Investment Group (the “Reporting Person”) on June 14, 1999, as amended by Amendment Nos. 1 through 14 (as so amended, the “Schedule 13D”) relating to the common stock, $0.05 par value per share (the “Common Shares”), of Franklin Covey Co., a Utah Corporation (the “Issuer”), to report that the Reporting Person no longer beneficially owns more than five percent of the Common Shares as a result of its liquidation and winding-up. As such, this Amendment No. 15 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 4.	Purpose of the Transaction

Item 4 of Schedule 13D is hereby amended to add the following at the end thereof:

The Reporting Person has adopted a plan of liquidation and wind-up. In connection therewith, as publicly reported on December 9, 2019, the Reporting Person sold 284,608 Common Shares to the Issuer at $35.14 per share and distributed, for no consideration, 2,202,300 shares to its general partners for distribution to their respective limited and general partners. The remaining Common Shares held by the Reporting Person will be subsequently distributed in connection with the wind-up.

Item 5.	Interest in Securities of the Issuer

Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 10, 2019

KNOWLEDGE CAPITAL INVESTMENT GROUP

By:	Inspiration Investments Partners III, L.P., its Manager

	By:	Inspiration Investments GenPar III, L.P., its General Partner

		By:	HH GenPar Partners its General Partner

		By:	Hampstead Associates, Inc., its Managing General Partner

		By:	/s/ Donald J. McNamara
Donald J. McNamara
President